FORM U-13-60

ANNUAL REPORT

For the Period
Beginning January 1, 2001 and Ending December 31, 2001
to the

U.S. SECURITIES AND EXCHANGE COMMISSION

of

Energy East Management Corporation

A Subsidiary Service Company

Date of Incorporation: March 11, 1999

State or Sovereign Power under which Incorporated or Organized: Delaware

Location of Principal Executive Offices of Reporting Company:

P.O. Box 12904
Albany, NY 12212-2904

Name, title, and address of officer to whom
correspondence concerning this report should be addressed:

Robert E. Rude
Vice President and Controller
P.O. Box 12904
Albany, NY 12212-2904

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Energy East Corporation

INSTRUCTIONS FOR USE OF FORM U-13-60

  Time of Filing.

  Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule ii, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

  Number of Copies.

  Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

  Period Covered by Report.

  The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

  Report Format.

  Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

  Money Amounts Displayed.

  All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

  Deficits Displayed.

  Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c)).

  Major Amendments or Corrections.

  Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

  Definitions.

  Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

  Organization Chart.

  The service company shall submit with each annual report a copy of its current organization chart.

  Methods of Allocation.

  The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

  Annual Statement of Compensation for Use of Capital Billed.

  The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
DESCRIPTION OF REPORTS OR STATEMENTS	PAGE NO.
Organization chart	20
Methods of allocation	21
Annual statement of compensation for use of capital billed	22

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

SCHEDULE I - COMPARATIVE BALANCE SHEET
(thousands of dollars)

Give balance sheet of the Company as of December 31 of the current and prior year.
ACCOUNT	ASSETS AND OTHER DEBITS	REF SCHED	AS OF DECEMBER 31
			2001 Current	2000 Prior
	SERVICE COMPANY PROPERTY
101	Service company property, at cost	II	$464	-
107	Construction work in progress	II	-	-
	Total Property		464	-
108	Less accumulated provision for depreciation and amortization of service company property	III	136	-
	Net Service Company Property		328	-
	INVESTMENTS
123	Investments in associate companies	IV	-	-
124	Other investments	IV	-	-
	Total Investments		-	-
	CURRENT AND ACCRUED ASSETS
131	Cash		3,770	$4,732
134	Special deposits		-	-
135	Working funds		-	-
136	Temporary cash investments	IV	-	-
141	Notes receivable		-	-
143	Accounts receivable		-	-
144	Accumulated provision for uncollectible accounts		-	-
146	Accounts receivable from associate companies	V	5,348	3,623
152	Fuel stock expenses undistributed	VI	-	-
154	Materials and supplies		-	-
163	Stores expense undistributed	VII	-	-
165	Prepayments		37	-
174	Miscellaneous current and accrued assets	VIII	326	-
	Total Current and Accrued Assets		9,481	8,355
	DEFERRED DEBITS
181	Unamortized debt expense		-	-
184	Clearing accounts		-	-
186	Miscellaneous deferred debits	IX	-	-
188	Research, development, or demonstration expenditures	X	-	-
190	Accumulated deferred income taxes		29	-
	Total Deferred Debits		29	-
	TOTAL ASSETS AND OTHER DEBITS		$9,838	$8,355

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

SCHEDULE I - COMPARATIVE BALANCE SHEET (Continued)
(thousands of dollars)
ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	REF SCHED	AS OF DECEMBER 31
			2001 Current	2000 Prior
	PROPRIETARY CAPITAL
201	Common stock issued	XI	-	-
211	Miscellaneous paid-in-capital	XI	$3,481	$4,866
215	Appropriated retained earnings	XI	-	-
216	Unappropriated retained earnings	XI	-	-
	Total Proprietary Capital		3,481	4,866
	LONG-TERM DEBT
223	Advances from associate companies	XII	-	-
224	Other long-term debt	XII	-	-
225	Unamortized premium on long-term debt		-	-
226	Unamortized discount on long term debt - debit		-	-
	Total Long-Term Debt		-	-
	CURRENT AND ACCRUED LIABILITIES
231	Notes payable		-	-
232	Accounts payable		1,012	864
233	Notes payable to associate companies	XIII	-	-
234	Accounts payable to associate companies	XIII	2,244	2,612
236	Taxes accrued		-	2
237	Interest accrued		-	-
238	Dividends declared		-	-
241	Tax collections payable		-	-
242	Miscellaneous current and accrued liabilities	XIII	2,038	-
	Total Current and Accrued Liabilities		5,294	3,478
	DEFERRED CREDITS
253	Other deferred credits		1,063	11
255	Accumulated deferred investment tax credits		-	-
	Total Deferred Credits		1,063	11
282	ACCUMULATED DEFERRED INCOME TAXES		-	-
	TOTAL LIABILITIES AND PROPRIETARY CAPITAL		$9,838	$8,355

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

SCHEDULE II - SERVICE COMPANY PROPERTY
(thousands of dollars)
ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENT OR SALES	OTHER CHANGES (1)	BALANCE AT CLOSE OF YEAR
SERVICE COMPANY PROPERTY
301	Organization	-	-	-	-	-
303	Miscellaneous intangible plant	-	-	-	-	-
304	Land and land rights	-	-	-	-	-
305	Structures and improvements	-	-	-	-	-
306	Leasehold improvements	-	-	-	-	-
307	Equipment (2)	-	-	-	-	-
308	Office furniture and equipment	-	$464	-	-	$464
309	Automobiles, other vehicles and related garage equipment	-	-	-	-	-
310	Aircraft and airport equipment	-	-	-	-	-
311	Other service company property (3)	-	-	-	-	-
	Sub-Total	-	464	-	-	464
107	Construction work in progress (4)	-	-	-	-	-
	Total	-	$464	-	-	$464

NOTES:

(1)   Provide an explanation of those changes considered material:

None

(2)   Subaccounts are required for each class of equipment owned. The Service Company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

None

(3)   Describe Other Service Company Property:

None

(4)   Describe Construction Work in Progress:

None

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY
(thousands of dollars)
ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS TO ACCOUNT 403	RETIREMENTS OR SALES	OTHER CHANGES (1)	BALANCE AT CLOSE OF YEAR
301	Organization	-	-	-	-	-
303	Miscellaneous intangible - plant	-	-	-	-	-
304	Land and land rights	-	-	-	-	-
305	Structures and improvements	-	-	-	-	-
306	Leasehold improvements	-	-	-	-	-
307	Equipment	-	-	-	-	-
308	Office furniture and equipment	-	$136	-	-	$136
309	Automobiles, other vehicles and related garage equipment	-	-	-	-	-
310	Aircraft and airport equipment	-	-	-	-	-
311	Other service company property	-	-	-	-	-
	Total	-	$136	-	-	$136
NOTES (1) Provide an explanation of those changes considered material: None

SCHEDULE IV - INVESTMENTS
(thousands of dollars)

INSTRUCTIONS: Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.
ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
123	Investment in associate companies	-	-
124	Other investments	-	-
136	Temporary cash investments	-	-
	Total	-	-

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
(thousands of dollars)

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
Account 146 - Accounts Receivable from Associate Companies:
Energy East Corporation	$889	$1,450
New York State Electric & Gas Corporation	1,577	2,254
The Southern Connecticut Gas Company	189	276
CNE Energy Services Group	1	2
CNE Venture Tech, Inc.	1	-
Central Maine Power Company	543	723
The Union Water-Power Company	20	57
MaineCom Services	11	13
Connecticut Natural Gas Corporation	252	294
TEN Companies, Inc.	17	73
The Berkshire Gas Company	46	74
Berkshire Propane	2	5
Berkshire Service Solutions, Inc.	1	(5)
The Energy Network, Inc.	66	114
Energy East Solutions, Inc.	3	8
Cayuga Energy, Inc.	3	2
Energy East Enterprises, Inc.	1	9
New Hampshire Gas Corporation	1	(2)
Maine Natural Gas Corporation	-	1
TOTAL	$3,623	$5,348

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES (Continued)
(thousands of dollars)

Analysis of Convenience or Accommodation Payments:
Total
Energy East Corporation	$50
New York State Electric & Gas Corporation	1,929
The Southern Connecticut Gas Company	668
CTG Resources, Inc.	252
Connecticut Energy Corporation	134
Central Maine Power Company	761
CMP Group, Inc.	227
Connecticut Natural Gas Corporation	651
Berkshire Energy Resources	83
The Berkshire Gas Company	218
The Energy Network, Inc.	362
Energy East Enterprises Inc.	4
TOTAL	$5,339

The convenience payments are for dues and insurance.

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
(thousands of dollars)

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.
DESCRIPTION	LABOR	EXPENSES	TOTAL
Account 152 - Fuel Stock Expenses Undistributed	-	-	-
Total	-	-	-

Summary:

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
(thousands of dollars)

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.
DESCRIPTION	LABOR	EXPENSES	TOTAL
Account 163 - Stores Expense Undistributed	-	-	-
Total	-	-	-

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
(thousands of dollars)

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.
ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
174	Miscellaneous current and accrued assets	-	-
	Accrued taxes	-	$326
	Total	-	$326

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
(thousands of dollars)

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.
ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
186	Miscellaneous deferred debits	-	-
	Total	-	-

SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES
(thousands of dollars)

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
188	Research, development, or demonstration expenditures	-	-
	Total	-	-

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

SCHEDULE XI - PROPRIETARY CAPITAL
ACCOUNT NUMBER	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING NO. OF SHARES	CLOSE OF PERIOD TOTAL AMOUNT (Thousands)
201	Common Stock Issued	200	$.01	10	-

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.
ACCOUNT NUMBER	DESCRIPTION	AMOUNT (Thousands)
211	Miscellaneous Paid-In-Capital	$3,481
215	Appropriated Retained Earnings	-
	TOTAL	$3,481

INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid. (thousands of dollars)
ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR
216	Unappropriated Retained Earnings	-			-
	TOTAL	-			-

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

SCHEDULE XII - LONG-TERM DEBT
(thousands of dollars)

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes and advances on open accounts. Names of associated companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.
NAME OF CREDITOR	TERM OF OBLIGATION CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	DEDUCTIONS (1)	BALANCE AT CLOSE OF YEAR
Account 223 - Advances from Associate Companies:					-			-
Account 224 - Other Long-Term Debt:					-			-
TOTAL					-			-

(1)   Give an explanation of deductions.

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
(thousands of dollars)

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amounts of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
Account 233 - Notes Payable to Associate Companies	-	-
Total	-	-
Account 234 - Accounts Payable to Associate Companies
Energy East Corporation	$832	$718
New York State Electric & Gas Corporation	1,776	1,193
The Energy Network	-	332
Other (2)	4	1
Total	$2,612	$2,244
Account 242 - Miscellaneous Current and Accrued Liabilities
Accrued Employee Expenses	-	$2,038
Total	-	$2,038

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEPRECIATION

EE Management determines depreciation expense using the straight-line method. EE Management's depreciation accruals were equivalent to 8.5% of average depreciable property for 2001.

INCOME TAXES

Deferred income taxes reflect the effect of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and the amount recognized for tax purposes.

2.    COMMITMENTS

LEASES

EE Management has entered into operating lease agreements for various facilities including office space and computer equipment. Total payments on operating leases for 2001 were approximately $200,000. Estimated future minimum lease payments are $189,000 in 2002.

3.   EMPLOYEE PENSIONS AND BENEFITS

In 2001 EE Management employees were covered by New York State Electric and Gas Corporation's (NYSEG) (a wholly owned subsidiary of Energy East) pension and benefit plans. NYSEG, as the plans' sponsor, has overall responsibility for directly allocating such costs of each individual plan to each of the participating affiliate companies. This allocation is determined by the plans' actuary based on benefit obligations for active participants. Beginning in 2002 EE Management employees continue to be covered by NYSEG's pension and 401(k) plans and are covered by other health and welfare plans and a supplemental executive retirement plan sponsored by EE Management Corporation. EE Management's pension and benefits cost for 2001 is reflected in Schedule XVII.

4.   OUTSIDE SERVICES

During 2001 and 2000 the cost of services provided to EE Management by employees of affiliates was charged to salaries, office supplies and expenses, injuries and damages, employee pension and benefits, and miscellaneous general as if those employees were employees of EE Management. Beginning January 1, 2002, the cost of those services are charged to outside services.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

SCHEDULE XV - STATEMENT OF INCOME
(thousands of dollars)

ACCOUNT	DESCRIPTION	CURRENT YEAR(*)	PRIOR YEAR(*)(**)
	INCOME
457	Services Rendered to Associate Companies	$21,019	$3,676
458	Services Rendered to Nonassociate Companies	-	-
419	Other Interest Income	28	67
421	Miscellaneous Income or Loss	-	-
	TOTAL INCOME	21,047	3,743
	EXPENSE
920	Salaries and Wages	8,184	1,055
921	Office Supplies and Expenses	1,622	879
922	Administrative Expenses Transferred - Credit	-	-
923	Outside Services Employed	6,970	1,207
924	Property Insurance	-	-
925	Injuries and Damages	26	7
926	Employee Pensions and Benefits	1,867	155
928	Regulatory Commission Expense	-	-
930.1	General Advertising Expense	32	-
930.2	Miscellaneous General Expenses	1,465	291
931	Rents	221	21
932	Maintenance of Structures and Equipment	-	-
403, 404	Depreciation and Amortization Expense	76	-
408	Taxes Other Than Income Taxes	327	58
409	Income Taxes	9	-
410	Provision for Deferred Income Taxes	3	-
411	Provision for Deferred Income Taxes - Credit	(13)	-
411.5	Investment Tax Credit	-	-
426.1	Donations	26	-
426.5	Other Deductions	16	-
427	Interest on Long-Term Debt	-	-
430	Interest on Debt to Associate Companies	212	70
431	Other Interest Expense	4	-
	TOTAL EXPENSE	21,047	3,743
	NET INCOME OR (LOSS)	$ -	$ -

(*)  See Schedule XIV Note 4.
(**)  For the period October 1, 2000, to December 31, 2000.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

ANALYSIS OF BILLING

ASSOCIATE COMPANIES - ACCOUNT 457
(thousands of dollars)
NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED 457-1	INDIRECT COSTS CHARGED 457-2	COMPENSATION FOR USE OF CAPITAL 457-3	TOTAL AMOUNT BILLED
Energy East Corporation	$4,844	$58	-	$4,902
New York State Electric & Gas Corporation	2,506	6,214	$106	8,826
The Southern Connecticut Gas Company	323	877	14	1,214
CNE Energy Services Group	21	16	1	38
CNE Development Corporation	11	3	-	14
CNE Venture Tech, Inc.	12	4	-	16
Central Maine Power Company	601	2,471	41	3,113
The Union Water-Power Company	34	202	2	238
MaineCom Services	58	6	-	64
Connecticut Natural Gas Corporation	286	983	15	1284
TEN Companies, Inc.	191	87	2	280
The Berkshire Gas Company	159	233	4	396
Berkshire Propane	6	24	-	30
Berkshire Service Solutions, Inc.	5	26	-	31
The Energy Network, Inc.	332	7	-	339
Energy East Solutions Inc.	7	88	2	97
Energy East Telecommunications Inc.	4	1	-	5
Cayuga Energy, Inc.	6	22	1	29
Energy East Enterprises, Inc.	58	-	-	58
New Hampshire Gas Corporation	9	5	-	14
Maine Natural Gas Corporation	23	6	-	29
Seneca Lake Storage, Inc.	2	-	-	2
TOTAL	$9,498	$11,333	$188	$21,019

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES - ACCOUNT 458
(thousands of dollars)

INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company:
NAME OF NONASSOCIATE COMPANY	DIRECT COSTS CHARGED 458-1	INDIRECT COSTS CHARGED 458-2	COMPENSATION FOR USE OF CAPITAL 458-3	TOTAL COST	EXCESS OR DEFICIENCY 458-4	TOTAL AMOUNT BILLED
				-		-
TOTAL				-		-

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES
(thousands of dollars)

INSTRUCTIONS:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.
ACCOUNT	DESCRIPTION OF ITEMS	ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES			TOTAL CHARGES FOR SERVICE(*)
		DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL
920	Salaries and wages	$3,030	$5,154	$8,184	-	-	-	$3,030	$5,154	$8,184
921	Office supplies and expenses	846	776	1,622	-	-	-	846	776	1,622
922	Administrative expense transferred - credit	-	-	-	-	-	-	-	-	-
923	Outside services employed	2,848	4,122	6,970	-	-	-	2,848	4,122	6,970
924	Property insurance	-	-	-	-	-	-	-	-	-
925	Injuries and damages	7	19	26	-	-	-	7	19	26
926	Employee pensions and benefits	674	1,193	1,867	-	-	-	674	1,193	1,867
928	Regulatory commission expense	-	-	-	-	-	-	-	-	-
930.1	General advertising expenses	32	-	32	-	-	-	32	-	32
930.2	Miscellaneous general expenses	750	715	1,465	-	-	-	750	715	1,465
931	Rents	23	198	221	-	-	-	23	198	221
932	Maintenance of structures and equipment	-	-	-	-	-	-	-	-	-
403, 404	Depreciation and amortization expense	-	76	76	-	-	-	-	76	76
408	Taxes other than income taxes	110	217	327	-	-	-	110	217	327
409	Income taxes	9	-	9	-	-	-	9	-	9
410	Provision for deferred income taxes	-	3	3	-	-	-	-	3	3
411	Provision for deferred income taxes - credit	-	(13)	(13)	-	-	-	-	(13)	(13)
411.5	Investment tax credit	-	-	-	-	-	-	-	-	-
426.1	Donations	26	-	26	-	-	-	26	-	26
426.5	Other deductions	15	1	16	-	-	-	15	1	16
427	Interest on long-term debt	-	-	-	-	-	-	-	-	-
430	Interest on debt to associate companies	-	212	212	-	-	-	-	212	212
431	Other interest expense	1	3	4	-	-	-	1	3	4
	Total	$8,371	$12,676	$21,047	-	-	-	$8,371	$12,676	$21,047

(*)  See Schedule XIV Note 4.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
(thousands of dollars)

INSTRUCTIONS:  Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Account(s))

ACCOUNT	DESCRIPTION OF ITEMS	DEPARTMENT OR SERVICE FUNCTION
		TOTAL AMOUNT(*)	EXECUTIVE	GENERAL COUNSEL	CONTROLLER
920	Salaries and wages	$8,184	$3,366	$480	$1,807
921	Office supplies and expenses	1,622	262	274	415
922	Administrative expense transferred - credit	-	-	-	-
923	Outside services employed	6,970	2,899	266	298
924	Property insurance	-	-	-	-
925	Injuries and damages	26	6	1	6
926	Employee pensions and benefits	1,867	1,370	57	228
928	Regulatory commission expense	-	-	-	-
930.1	General advertising expenses	32	32	-	-
930.2	Miscellaneous general expenses	1,465	902	(13)	(108)
931	Rents	221	171	50	-
932	Maintenance of structures and equipment	-	-	-	-
403, 404	Depreciation and amortization expense	76	76	-	-
408	Taxes other than income taxes	327	105	21	84
409	Income taxes	9	9	-	-
410	Provision for deferred income taxes	3	3	-	-
411	Provision for deferred income taxes - credit	(13)	(13)	-	-
411.5	Investment tax credit	-	-	-	-
426.1	Donations	26	-	26	-
426.5	Other deductions	16	-	15	-
427	Interest on long-term debt	-	-	-	-
430	Interest on debt to associate companies	212	-	-	-
431	Other Interest expense	4	4	-	-
	TOTAL EXPENSES	$21,047	$9,192	$1,177	$2,730

(*)  See Schedule XIV Note 4.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION (Continued)
(thousands of dollars)

INSTRUCTIONS:  Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Account(s))

ACCOUNT	DESCRIPTION OF ITEMS	DEPARTMENT OR SERVICE FUNCTION
		TREASURER	INTERNAL AUDIT	HUMAN RESOURCES	TRANSMISSION & SUPPLY
920	Salaries and wages	$1,263	$174	$526	$568
921	Office supplies and expenses	346	36	154	135
922	Administrative expense transferred - credit	-	-	-	-
923	Outside services employed	1,048	106	2,260	93
924	Property insurance	-	-	-	-
925	Injuries and damages	10	1	1	1
926	Employee pensions and benefits	65	18	64	65
928	Regulatory commission expense	-	-	-	-
930.1	General advertising expenses	-	-	-	-
930.2	Miscellaneous general expenses	688	4	(8)	-
931	Rents	-	-	-	-
932	Maintenance of structures and equipment	-	-	-	-
403, 404	Depreciation and amortization expense	-	-	-	-
408	Taxes other than income taxes	66	8	22	21
409	Income taxes	-	-	-	-
410	Provision for deferred income taxes	-	-	-	-
411	Provision for deferred income taxes - credit	-	-	-	-
411.5	Investment tax credit	-	-	-	-
426.1	Donations	-	-	-	-
426.5	Other deductions	1	-	-	-
427	Interest on long-term debt	-	-	-	-
430	Interest on debt to associate companies	212	-	-	-
431	Other interest expense	-	-	-	-
	TOTAL	$3,699	$347	$3,019	$883

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
(thousands of dollars)
	DEPARTMENTAL SALARY EXPENSE(*)
		INCLUDED IN AMOUNTS BILLED TO			NUMBER OF PERSONNEL(**)
NAME OF DEPARTMENT OR SERVICE FUNCTION	TOTAL AMOUNT	PARENT COMPANY	OTHER ASSOCIATES	NON-ASSOCIATES	END OF YEAR
Executive	$3,366	$1,278	$2,088	-	10
General Counsel	480	247	233	-	3
Controller	1,807	479	1,328	-	20
Treasurer	1,263	39	1,224	-	7
Internal Audit	174	-	174	-	1
Human Resources	526	79	447	-	4
Transmission & Supply	568	10	558	-	3
TOTAL	$8,184	$2,132	$6,052	-	48

(*)  See Schedule XIV Note 4.
(**) Includes only EE Management employees.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923(*)
(thousands of dollars)

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	SERVICES PROVIDED	AMOUNT
Legal Services
Huber Lawrence and Abell	Legal Services	$1,116
Hinman, Howard & Kattell, LLP	Legal Services	244
Miscellaneous - 5 vendors	Legal Services	287
	Sub Total	1,647
Auditing, Tax, Consulting and Accounting Services
Deloitte & Touche	Auditing, Tax and Other Services	112
Miscellaneous - 2 vendors	Various	99
	Sub Total	211
Consulting Services
Towers Perrin	Benefits Consulting	1,860
The Northbridge Group	Consulting Services	1,411
Joele Frank, Wilkinson Brimmer	Public Relation Services	121
Center for Organizational Fitness	Consulting Services	125
Miscellaneous - 9 vendors	Various Consulting Services	533
	Sub Total	4,050
Miscellaneous
Sungard	Information Technology Consulting	164
Chase Mellon	Co-Transfer Agent Fee	139
First Sierra Financial, Inc.	Accounting Services	107
Other (45)	Various	652
	Sub Total	1,062
	Total Outside Services Employed	$6,970

    See Schedule XIV Note 4.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926(*)
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT
Pension	$329
Supplemental Executive Retirement Plan	964
Other Postretirement Benefits	53
Medical/Dental Insurance	364
401(k) Contributions	53
Life Insurance	96
Others	8
TOTAL	$1,867

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Sponsorship Advertising	National Fuel Gas Distribution Corporation	$32
	TOTAL	$32

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2(*)
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441(b)(2)) shall be separately classified.

DESCRIPTION	AMOUNT
Board of Directors Fees and Expenses	$589
Miscellaneous Shareholder/Investor Services	562
Other Miscellaneous Items	314
TOTAL	$1,465

See Schedule XIV Note 4.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

RENTS - ACCOUNT 931
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT
Facilities Rent	$221
TOTAL	$221

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
(thousands of dollars)

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT
Other Than U.S. Government Taxes:
State Unemployment	$18
Sub-total	18
U.S. Government Taxes:
Social Security Taxes	306
Federal Unemployment	3
Sub-total	309
TOTAL	$327

DONATIONS - ACCOUNT 426.1
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1, "Donations", classifying such expense by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

Rebuilding Together	Contributions to Support Activities of the Organization	$6
Conference of New England Governors	Contributions to Support Activities of the Organization	10
American Gas Foundation	Contributions to Support Activities of the Organization	10
	TOTAL	$26

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

OTHER DEDUCTIONS - ACCOUNT 426.5
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Expenditures for Civic, Political and Related Activities	Eisenhower Building Fund	$15
Miscellaneous	Others	1
	TOTAL	$16

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

     See SCHEDULE XIV - Notes to Financial Statements.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

ORGANIZATION CHART
Service Function
President and Chief Executive Officer	Executive Services and Strategic Planning
Executive Vice President and Chief Financial Officer	Executive Services and Strategic Planning
Vice President, Treasurer & Secretary	Treasury, Investor Relations, Risk Management, Shareholder Services and Secretary
Vice President - Finance	Financial Planning, Budget Management and Merger Integration
Vice President and Controller	Accounting and Regulatory Management
Senior Vice President - Business Development	Strategic Planning
Senior Vice President - Transmission and Supply	Transmission and Commodity Management
Vice President - Human Resources	Human Resources and Merger Integration
Vice President - Governmental Affairs	Governmental Affairs and Communications

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

METHODS OF ALLOCATION

The allocation of expenses not directly attributable to a particular Client Company are based on the following factors:

Allocations related to Distributed Services

The following ratios are used to allocate costs for services not directly assigned but pooled and allocated based on a causal measurement:

Number of Employees Ratio - Based on the number of employees benefiting from the performance of a service. This ratio is determined annually based on actual count of applicable employees at the end of the previous calendar year and may be adjusted periodically due to a significant change.

Global Allocator Factor - This formula is determined annually based on the average of gross plant (original plant in service), gross payroll charges (salaries and wages, including overtime, shift premium and lost time, but excluding pension, payroll taxes and other employee benefits) and gross revenues during the previous calendar year and may be adjusted for any known and reasonable quantifiable events or at such time as may be required due to significant changes. This formula is commonly referred to as the Massachusetts Formula.

Regulated Global Allocator Factor - This formula is derived through utilization of the same data as the global allocator noted above, but it is limited to data of the regulated utility affiliates only.

Commodity - Global Allocator Factor - This formula is used to allocate the cost of commodity planning, procurement, and sale when the service is applicable to or benefits all Client Entities, regardless of whether they are a gas, electric, or combined company. The formula is derived through utilization of the gas and/or electric supply costs of the Client Entities and reflects the proportion of such costs occurring between these entities.

Commodity - Regulated Gas Allocator Factor - This formula is used to allocate costs for gas commodity planning, procurement and sale for regulated gas utility companies. The formula is derived through utilization of the gas supply costs of the regulated gas utility affiliates and reflects the proportion of such costs occurring between these entities.

Electric Transmission Allocator Factor - This formula is used to allocate costs for the coordination and direction of electric transmission issues for the benefit of regulated electric operating companies and departments. The formula is derived through utilization of the same data as the global allocator noted above, but it is limited to data of electric operating companies or departments.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 2001:

A.   Amount of interest billed to associate companies is contained on page 14, Analysis of Billing.

B.   Amount of interest EE Management pays Energy East is based on Energy East's cost of short-term debt. Interest is billed to associate companies based on the global allocation factor.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2001

Signature

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.
Energy East Management Corporation By: /s/Robert E. Rude Robert E. Rude Vice President and Controller
April 22, 2002